Lilium N.V.

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Evan Ewing

Re:	Lilium N.V. Registration Statement on Form F-1 (File No. 333-259889) Filed October 25, 2021 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lilium N.V. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the same will become effective on October 27, 2021, at 9:00 AM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Mark Mushkin of Orrick, Herrington & Sutcliffe LLP, outside counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mark Mushkin of Orrick, Herrington & Sutcliffe LLP at (212) 506-3507.

If you have any questions regarding this request, please contact Mark Mushkin Orrick, Herrington & Sutcliffe LLP at (212) 506-3507.

Very truly yours,

LILIUM N.V.

By:	/s/ Daniel Wiegand
Name: Daniel Wiegand
Title: Chief Executive Officer and Executive Director

cc: Mark Mushkin, Orrick, Herrington & Sutcliffe LLP